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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                               ----------------

                           UNIVERSAL ICE BLAST, INC.
                 (Name of Small Business Issuer in its charter)

                               ----------------

                   Nevada                                        88-0360067
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                      Identification No.)

           533 -- 6th Street South                                 98033
            Kirkland, Washington                                 (Zip Code)
  (Address of principal executive offices)

                                 (425) 893-8424
                          (Issuer's telephone number)

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act.

       Title of each class                 Name of each exchange on which registered
              None                                            None

       Securities to be registered pursuant to Section 12(g) of the Act.

             Title of each class                                Common Stock

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

                           UNIVERSAL ICE BLAST, INC.

                                   FORM 10-SB

                                     INDEX

                                     PART I

                                                                          Page
                                                                          ----
 ITEM 1. Description of business........................................    1

 ITEM 2. Management's Discussion and Analysis...........................    6

 ITEM 3. Description of Property........................................    9

 ITEM 4. Security Ownership of Certain Beneficial Owners and
          Management....................................................   10

 ITEM 5. Directors and Executive Officers, Promoters and Control
          Persons.......................................................   10

 ITEM 6. Executive Compensation.........................................   11

 ITEM 7. Certain Relationships and Related Transactions.................   11

 ITEM 8. Description of Securities......................................   12

                                    PART II

 ITEM 1. Market Price of the Registrant's Common Equity and Related
          Stockholder Matters...........................................   13

 ITEM 2. Legal Proceedings..............................................   13

 ITEM 3. Changes in and disagreements with Accountants..................   13

 ITEM 4. Recent Sales of Unregistered Securities........................   13

 ITEM 5. Indemnification of Directors and Officers......................   15

                                    PART III

 ITEMS 1 and 2. Index to and Description of Exhibits.....................  16

                                     PART I

Item 1. Description of business

   Universal Ice Blast, Inc., (the "Company") is a Nevada corporation organized in 1995 for the purpose of developing and marketing ice-blasting equipment for which it holds patents. The Company's office and warehouse facility is in Kirkland, Washington, a suburb of Seattle. The Company designs, assembles and sells its equipment as well as provides ice blasting services and equipment rental. The Company creates environmentally friendly solutions to industrial cleaning needs.

   The Company was initially engaged in technology and market research and development. Since 1998, the Company has worked with clients to develop tailored products, applications and cleaning systems to fulfill customers' needs.

Ice Blast Technology

   Ice blasting is a simple process that uses compressed air and ice crystals. Shot through a hose and directed with a nozzle, a fine, powerful mist is blasted onto a surface, acting like a chisel to remove debris. Ice blasting is a non-abrasive, cleaning process that uses ordinary tap water, compressed air and electricity to create an environmentally-friendly, cost effective method to address a variety of cleaning needs. Ice blasting technology has advantages over other cleaning processes important to its markets, including:

  . Superior cleanliness;

  . Reliable, consistent operation;

  . Low operating costs;

  . Minimal waste;

  . Non-abrasive; and

  . Does not generate dust.

   An ice blast machine is ready for work within seconds of pushing the start button. Ice particles are produced continuously at a rate of 200 pounds per hour. Using a two hose system, ice particles are transported through a low pressure hose to the blasting nozzle where a second higher pressure hose delivers up to 200 psi ("pounds per square inch") pressure to accelerate the ice particles towards the target surface. The solid ice particles displace surface contaminants through the energy from the impact and through the lateral deformation of the ice particles.

   At the heart of the ice blast technology is the scrub and flush cleaning that takes place when the ice crystals impact onto a substrate. Ice crystals deform to scrub on impact, and after impact melt into water to flush away debris. Thus, ice blasting has a scrubbing component that water blasting lacks and it uses significantly less water than water blasting, which results in less waste to be contained. Ice blasting creates no dust and utilizes no abrasives in the process, and is accordingly more gentle and cleaner than sand blasting.

   Using the ice blasting cleaning process reduces waste as compared to other cleaning processes. Typical water blasting operations use from 1 to 6 gallons per minute or 60 to 360 gallons per hour. Ice blasting uses up to 20 gallons per hour. Further, upon impact, the ice particles explode, turning approximately half of its solid mass into vapor and the other half into liquid, thus resulting in even less wastewater to contain.

   The Company filed applications for and, in 1999, was issued two U.S. patents for its ice blasting technology and has another U.S. patent pending as well as foreign patents pending. Future patents applications are anticipated.

Products and Services

   The Company's cleaning products are designed to operate continuously, three shifts a day, seven days a week. The Company produces equipment models of a stationary design for use in manufacturing systems. Base sales prices for stationary models range from approximately $69,000 to $90,000. Prices for integrated cleaning systems and stations could sell for up to $700,000 depending on, among other things, the number of requested blast nozzles and sophistication of the application. The Company also produces equipment models of a more portable design for use on job sites. Base sales prices for stand-alone, portable models approximate $70,000.

   The Company builds and assembles all of its ice blasting equipment. While some components have been purchased from primarily one source, most other parts and accessories used in assembly are available from multiple sources. Management of the Company believes that sufficient quantities of raw materials, parts and components utilized in making ice blasting equipment will continue to be available. No vendor of the Company is considered as the primary vendor and all components used in the equipment that the Company manufactures can be either acquired from alternative sources or produced in-house.

   In addition to selling its ice blasting equipment, the Company rents its equipment and also provides cleaning services. The Company is presently inclined towards increasing the rental income portion of the business. The Company has provided ice blasting cleaning services, primarily through its wholly-owned subsidiary, Midwest Ice Blast, Inc. ("Midwest"). Responding to opportunities to perform outsourced contracts for the cleaning of production parts, the Company formed Midwest, which commenced its operations in Toledo, Ohio in early 1999. During 1998 and 1999, the Company received revenue from a large cleaning contract for a glass manufacturing company. Typically, cleaning contracts are of short duration and the Company uses subcontracted labor to perform the work. The primary focus of the Company is not to provide ice blast cleaning services, but to develop market niches and sales channel partners into and through which it can rent, lease or sell equipment.

   The Company has primarily marketed its products and services directly to its customers, and has also developed indirect sales channels through sales agents and distributors and with other businesses involved in providing industrial and environmental cleaning services. The Company has recently signed a marketing agreement for asbestos abatement environmental clean-up applications in the Pacific Northwest region, a reciprocal marketing agreement with a company providing environmentally friendly chemical solutions for coating removal and cleaning to customers in architectural, industrial, automotive and marine markets, and agreements with distributors in Holland and Australia.

   The Company is in process of developing a joint venture arrangement with Goodwill Industries of Greater Detroit, a not-for-profit organization ("GWI"), for marketing and procuring production parts to be cleaned with the Company's technology. This exclusive agreement allows GWI the use of the Company's technology in cleaning production parts in the greater Detroit area. GWI, with their workforce expertise, will provide the labor, facilities and management for cleaning projects. The joint venture has submitted one proposal thus far to General Motors and is pursuing other proposal opportunities.

Markets

   The Company has decided to direct current sales efforts for its cleaning equipment and services in the three markets of Precision Cleaning, Industrial Cleaning and Environmental Cleaning.

   Precision Cleaning is cleaning to a defined tolerance, typically in a repetitive production setting where quality controls are closely measured and monitored. It usually involves removing surface contaminants from cast or machined mechanical parts, electronic components, or highly purified materials. It can also involve light "deburring" (removal or "burrs" created by cutting tools on machined metal parts). Ice blast technology is currently being used to clean and deburr electric motor armatures, transmission components and gears, engine and other cast parts for Japanese and American auto manufacturers.

   The Company has an installed ice blast cleaning station at the Ford Automatic Transmission New Product Center. This cleaning station after continued use has demonstrated reliability in product quality (cleaning precision) and that the ice blasting equipment is easy to operate and maintain. After Ford representatives toured the Company's facilities, the Company received a Request for Quotation for cleaning systems from Ford and has responded with its proposal. The proposed systems, while centered around the Company's ice blast machinery, also include other "assembly line" or "conveyor belt" components and housings, which the Company would expect to outsource. The Company is awaiting a decision from Ford on the proposal, which, depending on its scope and number of cleaning stations ordered, could have a significant effect on the Company's business as the amounts involved could be several times previous annual revenues.

   Industrial Cleaning includes, among other applications, manufacturing equipment cleaning, maintenance and refurbishing, glass and fiberglass plant cleaning, and plastic mold and dunnage cleaning. In addition to the advantages of reduced waste, superior cleaning, dustless and chemical-free processes, ice blasting can reduce or eliminate the use of volatile organic compounds.

   Industrial cleaning applications are not always confined to manufacturing plants. The Company has also demonstrated the effectiveness of ice blast equipment for the cleaning of locks and pump stations in the waterways of Holland, which resulted in an equipment sale to a Netherlands company during 2000. In 1999, the Company sold ice blast equipment to the US Marine Corps in Hawaii for marine maintenance and general equipment cleaning.

   Environmental Cleaning projects utilizing ice blasting have included lead-based paint ("LBP") abatement and removal, and asbestos abatement and removal. The Company has invested three years in technology validation efforts to position its ice blast technology as a new, cost-effective and environmentally superior process. The Company has proven that the technology is effective for the removal of LBP from cement and brick buildings, steel structures inside buildings and from steel overpass bridges.

   As a result of work performed on an LBP abatement pilot project, the Company's ice blast technology was nominated by the New York State Department of Transportation for the 2000 Civil Engineering Research Foundation Award for Innovation. During 1999, the Company delivered to the Naval Public Works Center a mobile ice blast / LBP Abatement system. Designed, integrated and assembled by the Company, the mobile system consists of an ice blast machine, an air compressor, an electrical generator and LBP encapsulate equipment, all contained within an enclosed truck.

   As a result of the Residential Lead-Based Paint Hazard Reduction Act of 1992, LBP abatement is considered to be a potentially significant market opportunity for the Company. According to the feature article in the August 1998 issue of the Journal of Protective Coatings and Linings, during the years 1993 through 1996, approximately $1 billion was spent on LBP abatement of various U.S. Departments of Transportation ("DOT") bridges, at an average cost of $250,000 per bridge, and future DOT spending for LBP abatement is projected to be over $40 billion. Additional opportunities exist for wall and ceiling surface cleaning in HUD Housing for removal of LBP contamination. Other LBP markets such as commercial and industrial buildings, schools and universities, municipal and state buildings also exist and represent other potential sale and rental opportunities.

Competition

   Competition for the Company's products and services comes from high-pressure water blast, dry ice blast, soda blast, sand, glass bead and other abrasive blasting, manual labor and chemicals. The Company's ice blast technology has advantages over other blasting techniques in that no special blasting material must be purchased and cleaned up. Primary competitive advantages are waste minimization as compared to other techniques, low airborne contaminants, improved environmental and worker health compliance, continuous operation reliability and simple field implementation.

   Many or most of the Company's competitors are larger, more established businesses, which have, in many cases, long-standing relationships with their customers, substantial name recognition and greater financial resources. Further, as with most new technology, ice blasting has an early adopter hurdle to overcome as there is an inherent resistance to change that provide older methodologies a competitive advantage.

Government Regulation

   While many marketing opportunities are created as a result of governmental regulation, the Company does not require government approval in the design, manufacture, operation, sale or use of its products and services. There are no existing or probable governmental regulations of which the Company is aware that would likely have a significant effect on the Company nor are there significant costs and effects of compliance with environmental laws.

Research and Development Expenditures

   The Company has expended approximately $131,000 and $138,000 for research and development activities during the years ended December 31, 2000 and 1999, respectively. Costs incurred consist primarily of salaries and related costs, and parts, materials and supplies directly involved in the research and development of new technology and are expensed as incurred. There are no material research and development activities that are borne directly by the Company's customers.

Employees

   As of April 30, 2001, the Company had eight employees, all of whom are full-time. None of the employees have employment agreements and none are represented by a collective bargaining agreement.

Risk Factors

   There are various risks associated with the Company and its business. The following risk factors should be reviewed and carefully considered.

   History of Net Losses; Potential Need for Additional Capital. At December 31, 2000, the Company had cash and cash equivalents of $66,000. The Company has incurred net losses since inception, including net losses of $723,000 and $761,000 during 2000 and 1999, respectively, and anticipates reporting net losses in the future, at least in the first quarter of 2001. The Company has funded its operations and business development primarily through the sale of its Common Stock. The Company may seek to raise additional capital in order to continue to fund additional future losses until the Company generates positive cash flows from operations.

   The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from alternative products and services and larger companies with greater financial and other resources, and raising of sufficient funds to further develop the Company's products, markets and business. While the Company has raised capital in the past, market conditions are ever changing, and there can be no assurance that the Company will be able to obtain additional financing, or that, if available, it will be able to obtain such additional financing on acceptable terms. As disclosed in an explanatory paragraph in the Report of Independent Accountants on the Company's consolidated financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern.

   Unpredictability of Future Revenues; Potential Fluctuations in Operating Results. As a result of the Company's limited operating history and the emerging nature of the markets the Company is developing with its relatively new technology, it may be difficult to predict future revenues. Further, the timing of revenue recognition could fluctuate significantly from period to period due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's operating results, include, among others, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) mix of product sales and revenues from services and rentals, (iii) the success of the Company's distributor relationships, (iv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, and (v) general economic conditions and economic conditions specific to industrial and environmental cleaning industries. The Company also expects that it will experience seasonality in its business. To date, the Company's limited operating history make it difficult to ascertain the effects of seasonality on its business.

   Competition. The Company operates in a highly competitive environment and may not be able to successfully compete for a significant enough market share. The Company competes with other providers of cleaning equipment and services that use a variety of technologies. To date, the Company does not have a significant market share in any of the markets in which it operates. Given the competition, the Company may not be able to compete effectively with these and other service providers and consequently may be unable to attract customers and grow and maintain sales.

   Many of the Company's competitors are larger, have greater financial and other resources than the Company. As a result, these competitors may be able, among other things, to better develop and exploit new markets, adapt to changes in customer requirements more quickly, or devote greater resources to the marketing and sale of these services than the Company.

   Limited Trading Market. 9,768,116 shares of the Company's Common Stock are currently free trading. Additionally, 2,905,093 shares of the Company's Common Stock, which were issued prior to May 14, 2000, are currently eligible, subject to volume and manner of sale limitations, for the exemption from registration set forth in Rule 144 under the Securities Act. From January 4, 1998 until May 17, 2000, the Company's Common Stock traded on the NASD Over-the-Counter Bulletin Board ("OTC/BB"). Since May 17, 2000, the Company's Common Stock has been reported on the National Quotation Bureau's electronic pink sheets. The Company intends to reapply for listing of its Common Stock on the OTC/BB. However, the Company cannot assure that its listing will be approved. Such listings, if approved, does not imply that there will be a meaningful, sustained market for the Company's Common Stock. The Company cannot assure that an active trading market for its Common Stock will develop or continue. In the absence of any readily available secondary market for the Company's securities, holders thereof may experience great difficulty in selling their securities at or near the price originally paid by them. Unless the Company's Common Stock is listed on NASDAQ or selling at or above $5.00 per Share, the Company's Common Stock would fall within the definition of a "penny stock" described below.

   Penny stock regulations. The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker dealer practices in connection with penny stocks. Penny stock are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided current price and volume information with respect to transactions in such securities is provided by the exchange system.) The penny stock rules requires that a broker/dealer, prior to a transaction in a penny stock not otherwise exempt under the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation to the broker dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's Common Stock is currently subject to the penny stock rules, and, accordingly, investors may find it difficult to sell their shares, if at all, when and if a public market develops.

   Absence of Dividends. No dividends have been paid on the Common Stock to date and the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

   Dependence on Key Personnel. The Company is dependent upon its two founders and principal shareholders, the Company's executive officers, for both technical and business expertise and experience. The Company presently does not have employment agreements with executive officers. The Company's performance is substantially dependent on the continued services and performance of its executive officers and other key personnel. The loss of the services of any of its executive officers could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

   Growth Management. The Company currently employs eight individuals, including the founders, none of whom are covered by employment or bargaining agreements. The Company is currently in negotiations with the Ford Motor Company, General Motors, and others for the order, production, and delivery of ice blast machines and cleaning systems. In past years, Company employees have ordered components and assembled all ice blast machines internally. However, the acceptance and receipt of all expected orders could restrict and/or affect the Company's ability to finance such construction, hire competent employees or subcontractors to perform the necessary tasks, and/or meet customer timetables for delivery of the equipment. The inability to perform any one of the foregoing could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Item 2. Management's Discussion and Analysis

   Cautionary Statement--This report includes "forward-looking" information, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding, among other things, the Company's financial and business objectives, plans, capital requirements, expectations and prospects. The Company cautions that any such statements are based on currently available information and expectations of management and are subject to, and qualified by, various risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. These risks and uncertainties include, but are not limited to, those disclosed as Risk Factors at the end of the business section of this Registration Statement on Form 10-SB.

   The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements included elsewhere in this report.

Overview

   The Company reports its revenues as sales of machines and accessories, or product sales, and as services and rental income. Services and rental income includes primarily cleaning services and income from the renting of equipment to customers who have not yet purchased Company equipment. Typically, the Company performs services at customer locations and receives rental income for equipment use and fees for time incurred. The Company has experienced growth in the rental aspect of its business. As the cost of monthly rental is significantly less than the purchase price of a machine, rental "sales" have a much lower customer pricing hurdle to overcome and accordingly are closed with a relatively higher frequency. Further, follow-on "sales" of rentals are similarly more common and provide the basis for expectation of future revenues from the same customers. The Company has customers in industries including precision cleaning (automotive deburring applications), environmental cleaning (lead paint or asbestos removal), and industrial cleaning (marine cleaning), which are located in various locations throughout the United States (including New York, Ohio, Hawaii and Washington) and the World (including Canada, Holland, Japan and Australia).

   The Company reports its costs and expenses as cost of revenues, research and development, selling and marketing, and general and administrative. Research and development costs consist primarily of compensation and related costs of personnel engaged in product design and enhancements and patent related costs. Selling and marketing costs relate to product sales and promotion and costs associated with responding to requests for proposals, including on-site demonstrations. General and administrative costs are comprised primarily of compensation and related expenses, occupancy and professional legal and accounting fees.

Results of Operations

 Year ended December 31, 2000 compared to year ended December 31, 1999

   Revenues increased $43,000, or 11%, to $439,000 during the year ended December 31, 2000 as compared to $396,000 for the prior year. Sales of machines and accessories increased 15% to $233,000 in 2000 from $202,000 in 1999, while revenues from services and rental income increased 6% to $206,000 in 2000 from $194,000 in 1999. The Company sold 5 machines in 2000 as compared to 4 in 1999. Increases in sales resulted primarily from the initial sales of the Company's new model CX91 machine. The increase in services and rental income revenues resulted primarily from increases in equipment rental income offset by decreases in services due to revenues from a 1998 cleaning contract that ended in 1999.

   Gross profit increased 77% to $212,000 during the year ended December 31, 2000 as compared to $120,000 during the prior year. As a percent of sales, gross profit increased to 48% during 2000 from 30% in 1999. Gross profits from sales of machines and accessories increased to $68,000 or 29% of related sales during 2000 from $28,000 in 1999 or 14% of sales, as the result of 1999 margins being unusually low due to sales mix, which included sales of older models and accessories. Gross profits from services and rental income increased to $144,000 in 2000, or 70% of related sales, from $93,000 in 1999, or 48% of sales. Increases in gross profits were the result of increased efficiencies in the manufacturing process.

   General and administrative expenses increased 15% to $688,000 during the year ended December 31, 2000 as compared to $597,000 during 1999. Of the $91,000 increase in general and administrative expenses, $36,000 is related to an increase in payroll related costs, of which $25,000 is attributable to recruiting expense and temporary help; professional fees and expenses increased by $62,000, of which $27,000 is attributable to the Company's creation of an outside Advisory Board and an increase of $35,000 in accounting fees resulting from the Company having engaged the accounting firm of Moss Adams to audit its financial statements for the years ended December 31, 1998, 1999, and 2000; Depreciation expense increased by $7,000; Insurance expenses increased by $11,000; the balance of increase in the amount of $15,000 is attributable to various miscellaneous accounts. Offsetting the foregoing increases in general and administrative expenses, the Company experienced a reduction of $30,000 in its facilities costs, including telephone and utilities, as a result of a significant decrease in required rental space at its Midwest Ice Blast subsidiary, located in Toledo, Ohio and other miscellaneous cost savings amounting to $7,000.

   Research and development expenses decreased 5% to $131,000 during the year ended December 31, 2000 as compared to $138,000 during 1999, primarily due to increased patent related costs incurred during 1999.

   Selling and marketing expenses declined 18% to $75,000 during the year ended December 31, 2000 as compared to the prior year due primarily to decreases in commissions paid and trade show expenses.

   Operating losses were $682,000 during the year ended December 31, 2000 as compared to $705,000 during the prior year. The increase in gross profit of $91,000 during the year ended December 31, 2000 as compared to the prior year, was offset by increases in operating expenses of $68,000 and resulted in an decrease in operating loss of $23,000 during 2000 as compared to 1999.

   Other income (expense) decreased to $41,000 of net expense during the year ended December 31, 2000 from net expense of $56,000 during 1999 due primarily to a decrease in interest expense resulting from decreases in interest bearing obligations.

   The Company continues to record a valuation allowance for the full amount of its deferred income tax asset, which would otherwise be recorded for tax benefits relating to operating losses, as realization of such deferred assets cannot be determined to be more likely than not.

 Year ended December 31, 1999 compared to year ended December 31, 1998

   Revenues decreased $296,000, or 43%, during the year ended December 31, 1999 as compared to the prior year. Sales of machines and accessories decreased 34% to $202,000 in 1999 from $305,000 in 1998, and revenues from services and rental income decreased 50% to $194,000 in 1999 from $388,000 in 1998. The Company sold 4 machines in 1999 as compared to 5 in 1998. Product sales declined in 1999 as compared to the prior year due in part to 1998 sales having benefited from sales of the then recently introduced MX90 machine, and due also to a change in the Company's marketing efforts towards rental income vs. sales. Services and rental income decreased from 1998 as the Company's cleaning contract which comprised substantially all of 1998 revenues was concluded in the second quarter of 1999 resulting in a decrease of approximately $240,000. The decrease from this contract was offset primarily by increases in rental income.

   Gross profit decreased 62% to approximately $120,000 during the year ended December 31, 1999 as compared to $319,000 during the prior year. As a percent of sales, gross profit decreased to 30% during 1999 from 46% in 1998. Gross profits from sales of machines and accessories declined to $28,000 (14% of sales) during 1999 from $138,000 (45% of sales) in 1998, primarily the result of 1999 margins being unusually low primarily due to sales mix, which included sales of older models and accessories. Gross profits from services and rental income decreased to $93,000 in 1999 from $181,000 in 1998, while as a percent of sales increased to 48% from 47%. Decreases in gross profits resulted primarily from decreases in revenues.

   General and administrative expenses decreased 24% to $597,000 during the year ended December 31, 1999 as compared to $785,000 during 1998. Costs decreased due to a reduction of overhead related costs associated with the cleaning services contract that concluded during 1999 as well as due to decreases in professional fees. Professional fees decreased as 1998 expenses included costs associated with a potential financing transaction during that year and there were no such costs in 1999.

   Research and development expenses increased 22% to $138,000 during the year ended December 31, 1999 as compared to $113,000 during 1998, primarily due to increased patent related costs and product development activities.

   Selling and marketing expenses declined $8,000 to $91,000 during the year ended December 31, 1999 as compared to the prior year due to a modest decline in travel and related costs.

   While gross profit decreased $199,000 during the year ended December 31, 1999 as compared to the prior year, decreases in operating expenses of $171,000 resulted in an increase in operating loss of $26,000 during 1999 as compared to 1998.

   Other income (expense) increased to approximately $56,000 during the year ended December 31, 1999 from $39,000 during 1998 due primarily to an increase in interest expense resulting from increases in capital lease obligations.

   The Company continues to record a valuation allowance for the full amount of its deferred income tax asset, which would otherwise be recorded for tax benefits relating to operating losses, as realization of such deferred assets cannot be determined to be more likely than not.

Financial Condition, Liquidity and Capital Resources.

   During the year ended December 31, 2000, operating activities used cash of $496,000 as compared to $448,000 during 1999. Cash used by operating activities resulted primarily from the Company's net loss reduced by depreciation and amortization and other non-cash charges and by changes in working capital.

   Investing activities used cash of $7,000 for capital expenditures during the year ended December 31, 2000. The Company has no significant commitments for future purchases of capital assets.

   Financing activities provided cash of $566,000 during the year ended December 31, 2000 as compared to $426,000 during 1999. Cash has been provided primarily from sale of Company Common Stock, which provided $488,000 and $392,000 during 2000 and 1999, respectively. Proceeds from sale leaseback transactions provided cash of $99,000 and $115,000 during 2000 and 1999, respectively, and payments on related capital lease obligations used cash of $51,000 and $42,000 during 2000 and 1999. Proceeds from notes payable provided cash of $38,000 in 1999 and payments on notes payable used cash of $51,000 and $27,000 during 2000 and 1999. The Company borrows and repays, on a revolving basis, cash advances from its two founders. Cash advances provided cash of $81,000 during 2000 and used cash of $50,000 during 1999.

   The Company has been engaged in technology and market research for the Company's products on specific applications and to develop machines tailored for those applications. In addition to sales of machines and sales of cleaning services and machine rentals, the Company has also been involved with development and installation of cleaning stations in factory assembly line applications, which require "precision cleaning" within defined tolerances and other quality assurance measures. In this regard, the Company has submitted proposals to two of the major US automotive manufacturers for factory cleaning systems, or stations, which, if accepted, could have a significant effect on the Company. The proposed systems, while centered around the Company's machinery, also include other "assembly line" or "conveyor belt" components and housings, which the Company would expect to outsource. The effect of a contract award would likely have significant and pervasive impacts on the Company's results of operations and liquidity as amounts involved could be several times previous annual revenues, and while projected to be profitable on a contract basis, could require additional working capital at the beginning of the contract.

   At December 31, 2000, the Company had cash and cash equivalents of $66,000. The Company has incurred net losses since inception, including net losses of $723,000 and $761,000 during 2000 and 1999, respectively, and anticipates reporting net losses in the future, at least in the first quarter of 2001. The Company has funded its operations and business development primarily through the sale of its Common Stock. The Company may seek to raise additional capital until the Company generates positive cash flows from operations. The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from alternative products and services and larger companies with greater financial and other resources, and raising of sufficient funds to further develop the Company's products, markets and business. While the Company has raised capital in the past, market conditions are ever changing, and there can be no assurance that the Company will be able to obtain additional financing, or that, if available, it will be able to obtain such additional financing on acceptable terms. As disclosed in an explanatory paragraph in the Report of Independent Accountants on the Company's consolidated financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern.

Item 3. Description of Property

   The Company leases its facilities and does not own any real property. Since January 2000, the Company has leased its offices and warehouse facility, which together approximate 5,000 square feet, in Kirkland, Washington. The facilities were sub-leased through April 2001 and are now subject to a five-year lease agreement directly with the property owner providing for monthly rentals of approximately $4,300 and for the Company to pay operating costs, taxes, insurance and utilities. Company management believes these leased facilities are adequate for its reasonable foreseeable needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   At May 14, 2001 the Company had 22,168,087 shares outstanding. The table below contains information concerning each person who is (i) a director, (ii) a named executive officer, and (iii) known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock (its only class of outstanding equity securities).

                                            Amount and Nature
                                              of Beneficial
    Name and address of Beneficial Owner          Owner       Percent of Class
    ------------------------------------    ----------------- ----------------
Rory Clarke(1).............................   4,378,000(2)         19.9%
 533-6th Street South
 Kirkland, Washington 98033

Sam Visaisouk, PhD.(1).....................   4,334,157(2)         19.7%
 533-6th Street South
 Kirkland, Washington 98033

All Directors and Officers As a Group (two
 individuals)..............................   8,712,157(3)         39.6%

--------
(1) Messrs. Clarke and Visaisouk serve as Directors on the Company's Board of Directors and as the Company's Chairman/CEO and President/COO, respectively.
(2) Includes immediately exercisable options to acquire 1,200,000 shares of Common Stock.
(3) Includes immediately exercisable options to acquire 2,400,000 shares of Common Stock.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

   The names, ages and positions of the Company's directors and executive officers are as follows:

   Name                   Age                            Position
   ----                   ---                            --------
Rory Clarke.............   54 Chairman of the Board of Directors and Chief Executive Officer
Sam Visaisouk, PhD......   54 Director and President and Chief Operating Officer
Ernie Dantini Jr., CPA..   56 Chief Financial Officer

   Rory Clarke has served as Chairman of the Board of Directors and Chief Executive Officer since its inception in December 1995. Mr. Clarke holds business degrees from the University of Cape Town and is a Chartered Accountant from South Africa. He has 30 years of international business experience in manufacturing and financial services industries. During that period and prior to co-founding Universal Ice Blast, Inc., Mr. Clarke served in senior financial and operational positions with First City Trust, F.H. Deacon Hodgson, Inc., Royal Le Page Commercial Company and others. His general management experience spans strategic planning, treasury functions, corporate acquisitions, dispositions, branch expansion and financing.

   Sam Visaisouk PhD, has served as the Company's President and Chief Operating Officer since its inception in December 1995. Mr. Visaisouk holds a B.S. in Chemical Physics from the University of Hawaii and a PhD. in Molecular Spectroscopy from the University of Victoria, BC. He has 25 years of experience as a scientist and inventor, during with time and before co-founding Universal Ice Blast, Inc., he served as President and Senior Scientist for ReTech, Ltd., a technology and commercialization organization. Mr. Visaisouk also was an Adjunct Professor in the Chemistry Department at the University of Victoria, and invented biocidal polymers for Monsanto, developed a process for preferential enhancement of essential fatty acids, and created the first working salinity battery. His business experience covers sales and marketing, augmenting his expertise in providing both conceptual and applied technology development and management, process optimization, and understandable technical communication.

   Ernie Dantini Jr., has served as the Company's Chief Financial Officer since April 2001. From 1999 to 2001, he was a practicing CPA specializing in taxation, financial reporting and accounting systems. From 1993 to 1998, he was Chief Financial Officer for College Advantage, Inc., a privately owned financial services business. Mr. Dantini holds degrees in Mathematics and Accounting from the University of Washington and is a Certified Public Accountant. He has 25 years of public and private accounting experience, having started his professional career with Price Waterhouse & Co. He has also been a Partner in a local CPA firm, owned several businesses, and held senior financial positions in other businesses. Mr. Dantini adds experience and expertise in the areas of financial management and administration, mergers and acquisitions, and general business operations.

Item 6. Executive Compensation.

   The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to its Officers. No Company officers or employees total annual compensation has ever exceeded $100,000 during any fiscal year.

  Name and position                  Year Salary  Securities underlying options
  -----------------                  ---- ------- -----------------------------
Rory Clarke, CEO.................... 2000 $45,000             none
                                     1999 $45,000             none
                                     1998 $36,000            200,000

Sam Visaisouk, President/COO........ 2000 $45,000             none
                                     1999 $45,000             none
                                     1998 $36,000            200,000

   As of December 31, 2000, a total of $54,000 in salary for each of Messrs. Clarke and Visaisouk is accrued and payable.

   During the fiscal year ended December 31, 2000, the Company granted no stock options to its executive officers or directors and no officers or directors exercised any options.

   The following table sets forth the aggregate number and value of unexercised options held by the Company's named executive officers as of December 31, 2000:

                            Number of securities underlying Value of unexercised
  Name                            Unexercised options       in-the-money options
  ----                      ------------------------------- --------------------
Rory Clarke................            1,200,000                  $216,000

Sam Visaisouk..............            1,200,000                  $216,000

Item 7. Certain Relationships and Related Transactions.

   Advances from officers--The Company has borrowed and repaid, on a revolving basis, loans from Messrs. Clarke and Visaisouk, the Company's founders. Borrowings bear interest at an annual rate of 8%, are unsecured and due on demand. During the year ended December 31, 2000, the Company borrowed $81,000, net of repayments, and during 1999, the Company repaid $50,000, net of borrowings. At December 31, 2000, the Company owed $125,000 in advances from officers.

   Deferred officer compensation--Since January 1, 1999, the Company's founders have agreed to defer a portion of their salaries in order to preserve the Company's working capital. Deferred compensation does not bear interest and the founders have agreed not to require repayment until at least April 2002. At December 31, 2000, the Company owed $116,000 in deferred salaries and related taxes.

   Transactions with related parties--From time to time the Company rents equipment to companies in which one of the Company's founder's has an ownership interest and in which one of the Company's founder's brother has an ownership interest. The Company at times purchases materials from a company owned by one of the Company's founders' brother. Any and all such transactions are in the ordinary course of business and are at usual trade terms. These transactions do not involve amounts exceeding $60,000 during any fiscal year.

Item 8. Description of Securities.

   The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share, 22,168,087 of which are issued and outstanding and 5,000,000 shares of preferred stock, par value $0.001, none of which are issued and outstanding. The holders of Company Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No cumulative voting is permitted in the election of directors. Subject to the rights and preferences of the holders of any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences of the holders of any outstanding preferred stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that the Company may designate and issue in the future.

                                    PART II

Item 1. Market Price of the Registrant's Common Equity and Related Stockholder Matters.

   (a) Market information. The Company's common shares (ticker symbol "UIBI") were reported by the NASD Over-the-Counter Bulletin Board ("OTC/BB") from January 4, 1998, until May 17, 2000, when its shares were no longer reported due to the Company's not being in compliance with the NASD's new eligibility rule. The new rule, as amended, requires companies to maintain full-reporting status with the Securities and Exchange Commission. The Company's shares are currently reported on the National Quotation Bureau's electronic pink sheets. The Company intends to file necessary reports with the SEC to commence reporting under the Securities Exchange Act of 1934 and to file such reports in the future to maintain its full reporting status.

   The following table presents the high and low sales information of the Company's Common Stock as reported on the electronic bulletin board until May 2000 and on the electronic pink sheets thereafter.

                                                                 PRICE RANGE
                                                                 ----------- ---
     Quarter ended                                               High   Low
     -------------                                               ----- -----
     March 31, 1999............................................. $0.51 $0.31
     June 30, 1999.............................................. $0.45 $0.31
     September 30, 1999......................................... $0.36 $0.17
     December 31, 1999.......................................... $0.43 $0.11
     March 31, 2000............................................. $0.86 $0.17
     June 30, 2000.............................................. $0.55 $0.15
     September 30, 2000......................................... $0.30 $0.15
     December 29, 2000.......................................... $0.23 $0.08
     March 31, 2001............................................. $0.23 $0.07

   (b) Holders. At December 31, 2000, there were approximately 202 holders of record of the Company's Common Stock.

   (c) Dividends--The Company has never paid cash dividends on its Common Stock in the past and currently does not anticipate paying any cash dividends on its Common Stock in the foreseeable future, but rather, intends to reinvest earnings, if any, in its business.

Item 2.  Legal Proceedings.

   The Company is not a party to any material litigation, and is not aware of any pending or contemplated litigation.

Item 3.  Changes in and disagreements with Accountants.

   None.

Item 4.  Recent Sales of Unregistered Securities.

   The Company's securities began trading on the NASD Over-the-Counter Bulletin Board ("OTC/BB") under the symbol "UIBI" on January 4, 1998 and until May 17, 2000 at which time it was de-listed and currently trades on the NASD Pink Sheets. The Company has issued the following unregistered shares of its Common Stock during the three-year period preceding the date of this Registration Statement:

 1998 Transactions--

   Seventeen investors purchased 1,641,160 shares of common stock of the Company for a total of $246,175 in cash, pursuant to Regulation D, Rule 504 of the Securities Act of 1933 (the "Securities Act"). This offering originally commenced in 1997 and in the aggregate was within the dollar limits set forth under Rule 504.

   Pursuant to Regulation S of the Securities Act, the Company issued 2,045,634 shares of its common stock for a total of $ 526,151 in cash to 29 investors, all of whom were non-US citizens residing outside of the US.

   The Company issued 46,900 shares of its common stock for services rendered in the amount of $7,035 to 4 investors. These services consisted of arranging meetings with new clients, and assistance with investor relations.

   The Company issued 109,670 shares of its common stock in retirement of indebtedness in the aggregate amount of $21,984 to 2 investors. The retired indebtedness originally arose in the ordinary course of business.

 1999 Transactions--

   Pursuant to Regulation S of the Securities Act, the Company issued 2,117,280 shares of its common stock for a total of $ 392,081 in cash to 21 investors, all of whom were non-US citizens residing outside of the US.

   The Company issued 103,330 shares of its common stock for services rendered in the amount of $18,500 to 3 investors. These services consisted of assistance with investor relations, equipment sales commissions, and provision of manufacturing services.

   The Company issued 171,765 shares of its common stock in retirement of indebtedness in the aggregate amount of $25,000 to three investors. The retired indebtedness originally arose in the ordinary course of business.

 2000 Transactions--

   Pursuant to Regulation S of the Securities Act, the Company issued 2,357,750 shares of its common stock for a total of $388,163 in cash to 30 investors, all of whom were non-US citizens residing outside of the US.

   Under Section 4(2) of the Securities Act, the Company issued 664,000 shares of its common stock for a total of $ 99,600 in cash to 12 investors, all of whom were accredited investors and/or prior shareholders of the Company.

   The Company issued 442,761 shares of its common stock for services rendered in the amount of $64,176 to 6 investors. These services consisted of assisting with investor relations, raising the Corporate profile, Advisory Board consultation, employee severance packages, inducement for equipment leasing, and manufacturing work performed for European clients.

   The Company issued 359,733 shares of its common stock in retirement of indebtedness in the aggregate amount of $51,960 to 4 investors. The retired indebtedness originally arose in the ordinary course of business.

 2001 Transactions--

   Pursuant to Regulation S of the Securities Act, the Company issued 666,670 shares of its common stock for a total of $100,000 in cash to two investors, both of whom were non-US citizens residing outside of the US.

   Under Section 4(2) of the Securities Act, the Company issued 690,670 shares of its common stock for a total of $103,650 in cash to thirteen investors, all of whom were accredited investors and/or prior shareholders of the Company.

Item 5. Indemnification of Directors and Officers.

   The Company's Articles of Incorporation provide for indemnification as follows:

     "Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding'), by reason of the fact that he or she, or a person for who he or she is the legal representative, is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director or in any other capacity while serving as an officer or director shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Nevada General Corporation Law requires the payment of such expenses incurred by an officer or director in his or her capacity as officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified under this section or otherwise."

     "The Corporation may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law."

     "The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the fullest extent of the provisions of this section with respect to the indemnification and advancement of expenses of officers and directors of the Corporation or individuals serving at the request of the Corporation as an officer, director, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise."

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

   See index to consolidated financial statements attached hereto.

                                    PART III

Items 1 and 2. Index to and Description of Exhibits.

Exhibit
  No.    Description
-------  -----------
 3.1     Articles of Incorporation

 3.2     Amended and Restated By-laws

10.1     Industrial Lease Agreement of Kirkland Commerce Center to Universal Ice Blast dated March 5, 2001

10.2     Universal Ice Blast, Inc. 1999 Stock Plan

21.1     Subsidiaries of the Company

                                   SIGNATURES

   Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Universal Ice Blast, Inc.

                                                     /s/ Rory Clarke
                                          By: _________________________________
                                                       Rory Clarke,
                                                     Director and CEO

                                                    /s/ Sam Visaisouk
                                            ___________________________________
                                                      Sam Visaisouk,
                                                  Director and President

                                                  /s/ Ernie Dantini Jr.
                                            ___________________________________
                                                    Ernie Dantini Jr.,
                                                            CFO

Date: May 10th, 2001

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report........................................    F-2

Consolidated Balance Sheet at December 31, 2000 and 1999............    F-3

Consolidated Statement of Operations for the years ended December
 31, 2000 and 1999..................................................    F-4

Consolidated Statement of Stockholders' Deficit for the years ended
 December 31, 2000 and 1999.........................................    F-5

Consolidated Statement of Cash Flows for the years ended December
 31, 2000 and 1999..................................................    F-6

Notes to Consolidated Financial Statements.......................... F-7--F-13

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Universal Ice Blast, Inc.

   We have audited the accompanying consolidated balance sheet of Universal Ice Blast, Inc. and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Ice Blast, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended.

   The accompanying consolidated financial statements have been prepared assuming that Universal Ice Blast, Inc. and Subsidiary will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained operating losses during 2000 and 1999, and has a working capital deficit of $235,466 and $253,162 at December 31, 2000 and 1999, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The 2000 and 1999 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Moss Adams, LLP

Seattle, Washington
March 23, 2001

                           UNIVERSAL ICE BLAST, INC.

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2000 AND 1999

                                                         2000         1999
                                                      -----------  -----------
                       ASSETS
                       ------

CURRENT ASSETS
  Cash and cash equivalents.......................... $    66,413  $     3,161
  Accounts receivable................................
    Trade............................................      39,465       14,181
    Related parties..................................      28,492       13,822
  Inventory..........................................      10,943       40,078
  Prepaid expenses and other.........................         --         5,481
                                                      -----------  -----------
      Total current assets...........................     145,313       76,723
EQUIPMENT, net.......................................     291,579      290,187
OTHER ASSETS.........................................       7,225       10,218
                                                      -----------  -----------
                                                      $   444,117  $   377,128
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' DEFICIT
        -------------------------------------

CURRENT LIABILITIES
  Accounts payable................................... $   113,916  $    76,101
  Notes payable......................................         --        63,000
  Accrued liabilities................................      53,949       22,430
  Customer deposits..................................         --        30,000
  Due to related parties.............................      15,658       46,007
  Advances from officers.............................     124,601       43,225
  Current portion of capital lease obligations.......      72,655       49,122
                                                      -----------  -----------
      Total current liabilities......................     380,779      329,885
                                                      -----------  -----------
LONG-TERM LIABILITIES
  Capital lease obligations, net of current portion..     182,273      158,160
  Deferred gains from sale and leaseback
   transactions......................................     121,265       54,357
  Deferred salaries and bonuses......................     116,262       96,900
                                                      -----------  -----------
      Total long-term liabilities....................     419,800      309,417
                                                      -----------  -----------
STOCKHOLDERS' DEFICIT
  Preferred stock, $0.001 par value, 5,000,000 shares
   authorized, none issued...........................         --           --
  Common stock, $0.001 par value, 100,000,000 shares
   authorized, 20,841,893 and 17,017,649 shares
   issued and outstanding in 2000 and 1999,
   respectively......................................      20,842       17,018
  Additional paid-in capital.........................   2,219,907    1,610,609
  Deferred stock-based compensation..................      (4,489)     (19,816)
  Accumulated deficit................................  (2,592,722)  (1,869,985)
                                                      -----------  -----------
      Total stockholders' deficit....................    (356,462)    (262,174)
                                                      -----------  -----------
                                                      $   444,117  $   377,128
                                                      ===========  ===========

 The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                        2000         1999
                                                     -----------  -----------
REVENUE
  Sales of machines and accessories................. $   232,917  $   202,397
  Service and rental income.........................     205,682      193,634
                                                     -----------  -----------
                                                         438,599      396,031
                                                     -----------  -----------
COSTS OF REVENUE
  Machines and accessories..........................     165,185      174,741
  Service and rental................................      61,767      101,117
                                                     -----------  -----------
                                                         226,952      275,858
                                                     -----------  -----------
GROSS PROFIT........................................     211,647      120,173
                                                     -----------  -----------
OPERATING EXPENSES
  General and administrative........................     688,087      596,778
  Research and development..........................     130,918      137,612
  Selling and marketing.............................      74,661       91,208
                                                     -----------  -----------
                                                         893,666      825,598
                                                     -----------  -----------
OPERATING LOSS......................................    (682,019)    (705,425)
                                                     -----------  -----------
OTHER EXPENSE
  Loss on disposal of assets........................         --        (1,569)
  Interest expense..................................     (40,718)     (54,105)
                                                     -----------  -----------
                                                         (40,718)     (55,674)
                                                     -----------  -----------
NET LOSS............................................ $  (722,737) $  (761,099)
                                                     ===========  ===========
BASIC AND DILUTED NET LOSS PER SHARE................ $     (0.04) $     (0.05)
                                                     ===========  ===========
WEIGHTED AVERAGE SHARES OUTSTANDING USED IN BASIC
 AND DILUTED PER-SHARE CALCULATION..................  19,358,916   15,839,912
                                                     ===========  ===========


 The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                             Common Stock    Additional   Deferred
                          ------------------  Paid-in   Stock-Based  Accumulated
                            Shares   Amount   Capital   Compensation   Deficit      Total
                          ---------- ------- ---------- ------------ -----------  ---------
BALANCE, December 31,
 1998...................  14,625,274 $14,625 $1,174,171   $(58,806)  $(1,108,886) $  21,104
 Common stock issued for
  cash..................   2,117,280   2,117    389,964        --            --     392,081
 Shares issued to
  employees and
  consultants providing
  services to the
  Company...............     103,330     104     18,396        --            --      18,500
 Shares issued as
  payment of interest
  and principal of notes
  payable...............     171,765     172     24,828        --            --      25,000
 Deferred stock-based
  compensation..........         --      --       3,250     (3,250)          --         --
 Amortization of
  deferred stock-based
  compensation..........         --      --         --      42,240           --      42,240
 Net loss...............         --      --         --         --       (761,099)  (761,099)
                          ---------- ------- ----------   --------   -----------  ---------
BALANCE, December 31,
 1999...................  17,017,649  17,018  1,610,609    (19,816)   (1,869,985)  (262,174)
 Common stock issued for
  cash..................   3,021,750   3,022    484,741        --            --     487,763
 Shares issued to
  employees and
  consultants providing
  services to the
  Company...............     442,761     443     63,733        --            --      64,176
 Shares issued as
  transfer of note
  payable to a related
  company...............     200,000     200     29,800        --            --      30,000
 Shares issued as
  payment of interest
  and principal of notes
  payable...............      93,333      93     11,907        --            --      12,000
 Shares issued for
  payment of supplies...      66,400      66      9,894        --            --       9,960
 Deferred stock-based
  compensation..........         --      --       9,223     (9,223)          --         --
 Amortization of
  deferred stock-based
  compensation..........         --      --         --      24,550           --      24,550
 Net loss...............         --      --         --         --       (722,737)  (722,737)
                          ---------- ------- ----------   --------   -----------  ---------
BALANCE, December 31,
 2000...................  20,841,893 $20,842 $2,219,907   $ (4,489)  $(2,592,722) $(356,462)
                          ========== ======= ==========   ========   ===========  =========



 The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                            2000       1999
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss............................................... $(722,737) $(761,099)
  Adjustments to reconcile net loss to net cash from
   operating activities
    Depreciation and amortization........................    84,904     78,152
    Common stock issued for goods and services...........    74,136     18,500
    Amortization of deferred stock-based compensation....    24,550     42,240
    Loss on disposal of property and equipment...........       --       1,569
    Amortization of deferred gain on sale-leaseback......   (12,730)    (9,294)
    Changes in assets and liabilities
      Accounts receivable................................   (25,284)    35,100
      Due from related parties...........................   (14,670)    60,567
      Inventory..........................................    29,135     33,749
      Prepaid expenses and other.........................     8,474     (8,232)
      Accounts payable...................................    37,815    (16,479)
      Accrued liabilities................................    31,519    (32,198)
      Due to related parties.............................      (349)      (535)
      Deferred officers' compensation....................    19,362     96,900
      Customer deposits..................................   (30,000)    12,765
                                                          ---------  ---------
        Net cash used in operating activities............  (495,875)  (448,295)
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment..................................    (6,658)       --
                                                          ---------  ---------
        Net cash used in investing activities............    (6,658)       --
                                                          ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale-leaseback transactions..............    99,000    115,116
  Payments on capital lease obligations..................   (51,354)   (41,920)
  Proceeds from borrowings on note payable...............       --      38,000
  Proceeds from issuance of common stock.................   487,763    392,081
  Net change in stockholder advances.....................    81,376    (50,496)
  Payments of note payable...............................   (51,000)   (26,513)
                                                          ---------  ---------
        Net cash provided by financing activities........   565,785    426,268
                                                          ---------  ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........    63,252    (22,027)

CASH AND CASH EQUIVALENTS
  Beginning of year......................................     3,161     25,188
                                                          ---------  ---------
  End of year............................................ $  66,413  $   3,161
                                                          =========  =========
NONCASH INVESTING AND FINANCING TRANSACTIONS
  Common stock issued in settlement of notes payable..... $  42,000  $  25,000
                                                          =========  =========
  Equipment purchased through capital lease.............. $ 107,514  $   1,817
                                                          =========  =========
CASH PAID FOR INTEREST................................... $  40,718  $  64,732
                                                          =========  =========

 The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

Note 1--Summary of Significant Accounting Policies

   Operations--Universal Ice Blast, Inc. (the Company), a Nevada corporation, was incorporated on December 28, 1995. The Company's office is located in Kirkland, Washington.

   The Company has developed a line of machines that utilize ice (plain H2O) as a blast cleaning/stripping medium. The Company's patented Ice Blast technology has a wide range of potential applications in precision cleaning, industrial cleaning and environmental cleaning.

   The Company rents ice-blasting equipment and performs ice-blasting services for customers throughout the United States. The Company manufactures, markets and sells ice-blasting equipment throughout the world.

   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Midwest Ice Blast, Inc. All significant intercompany transactions and balances have been eliminated.

   Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Revenue Recognition--Revenue from the sale of Ice Blast machines and accessories is recognized at the time the goods are shipped or when title passes. Revenue from services is recognized as the services are provided. Revenue from the rental of Ice Blast machines is recognized over the rental period based on the terms of the rental agreements.

   Accounts Receivable--Management provides for an allowance for uncollectible accounts. At December 31, 2000 and 1999, all accounts were fully collectible and therefore no allowance was considered necessary.

   Inventory--The Company values its raw materials, work-in-process and finished good inventories at the lower of cost or market, first in first out basis.

   Fair Value of Financial Instruments--The Company's financial instruments, including cash, cash equivalents, and accounts and notes payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. Long-term obligations are carried at cost, which approximates fair value due to the proximity of the implicit rates of these financial instruments and the prevailing market rates for similar instruments. Fair value of advances from officers cannot be reasonably estimated.

   Equipment--Equipment is stated at cost. The Company provides depreciation on the cost of its equipment using straight-line methods over estimated useful lives of three to five years. Expenditures for repairs and maintenance are charged to expense as incurred.

   Research and Development Costs--Research and development costs are charged to expense as incurred. These costs primarily consist of salaries, development materials, supplies and related costs of personnel directly involved in the research and development of new technology.

   Cash and Cash Equivalents--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Advertising--The Company expenses advertising costs as incurred. Advertising expense charged to operations was $14,932 and $21,667 for the years ended December 31, 2000 and 1999, respectively.

                           UNIVERSAL ICE BLAST, INC.

   Stock-Based Compensation--The Company accounts for stock-based compensation to employees using the intrinsic value method, whereby, compensation cost is recognized when the exercise price at the date of grant is less than the fair market value of the Company's common stock. The Company discloses the proforma effect of compensation cost based on the fair value method for determining compensation cost. The value of stock-based compensation awarded to non-employees is determined using the fair value method. Compensation cost is recognized over the service or vesting period.

   Risk Concentrations--Financial instruments that potentially subject the Company to a concentration of credit risk consists of accounts receivable and cash in excess of federally insured limits. The Company maintains cash with a major financial institution and is considered subject to minimal risk. The Company's sales and service revenues are derived from customers throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

   Income Taxes--Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized.

   Computation of Net Loss per Share--Basic earnings per share is computed by dividing the net earnings available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net earnings for the period by the weighted average number of common and common equivalent shares outstanding during the period.

   Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options, and have been excluded from the diluted net loss per share calculations, as their effect is anti-dilutive. Shares omitted from the computation of net loss per share due to their anti-dilutive effect approximated 2,898,000 and 2,852,000 for the years ended December 31, 2000 and 1999, respectively.

   A summary of the shares used to compute net loss per share is as follows:

                                                            Year Ended December
                                                                    31,
                                                           ---------------------
                                                              2000       1999
                                                           ---------- ----------
     Weighted average common shares used to compute
      basic net loss per share............................ 19,358,916 15,839,912
     Effect of dilutive securities........................        --         --
                                                           ---------- ----------
     Weighted average common shares used to compute
      diluted net loss per share.......................... 19,358,916 15,839,912
                                                           ========== ==========

   Segment Information--The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changed the way public companies reported information about operating segments. SFAS No. 131 is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. The Company has fully implemented SFAS No. 131 and determined that it has no reportable industry segments.

                           UNIVERSAL ICE BLAST, INC.

   At December 31, 2000 and 1999 all identifiable assets were located within the United States. Net sales by geographic area for the years ended December 31, were as follows:

                                                                 2000     1999
                                                               -------- --------
     Net sales
       United States.......................................... $251,557 $396,031
       Foreign countries......................................  187,042      --
                                                               -------- --------
                                                               $438,599 $396,031
                                                               ======== ========

   Recent Accounting Pronouncements--In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's financial position or results of operations.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. The Company has adopted the provisions of SAB No. 101 in fiscal 2000, and its adoption had no material impact on its financial position or its results of operations.

Note 2--Going Concern

   The Company's consolidated financial statements have been prepared assuming the Company will continue as a going concern.

   The Company has incurred losses of $722,737 and $761,099 in 2000 and 1999, respectively. The Company had a working capital deficit of $235,466 and $253,162 at December 31, 2000 and 1999, respectively. Management's plans for continued existence include a focus towards rental and sale of ice blast machines and away from services. The Company is actively pursuing marketing arrangements for their products in the precision, environmental and industrial cleaning markets. The Company's future success is dependent upon its ability to generate cash from operating activities. However, additional cash through the sale of additional shares of common stock may be necessary in order to meet its obligations. There is no assurance that the Company will be able to generate sufficient cash from operations or through the sale of additional shares of common stock.

   The Company's ability to obtain additional cash could have a material adverse effect on its financial position, results of operations and its ability to continue in existence. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3--Inventory

   Inventory consists of the following at December 31:

                                                                  2000    1999
                                                                 ------- -------
     Raw materials.............................................. $10,943 $10,940
     Finished goods.............................................     --   25,733
     Spare parts................................................     --    3,405
                                                                 ------- -------
                                                                 $10,943 $40,078
                                                                 ======= =======

                           UNIVERSAL ICE BLAST, INC.

Note 4--Equipment

   Equipment is recorded at cost and consists of the following at December 31:

                                                             2000       1999
                                                           ---------  ---------
     Ice blasting equipment............................... $ 439,065  $ 383,015
     Computer equipment...................................    40,231     33,574
                                                           ---------  ---------
                                                             479,296    416,589
     Accumulated depreciation and amortization............  (187,717)  (126,402)
                                                           ---------  ---------
                                                           $ 291,579  $ 290,187
                                                           =========  =========

   Included in equipment are $378,037 and $296,254 held under capital lease with accumulated amortization of $140,278 and $91,316, at December 31, 2000 and 1999, respectively.

   Company has entered into four sale and leaseback transactions involving Ice Blast machines manufactured by the Company, whereby the Company received gross proceeds of $99,000 and $115,116 for the years ended December 31, 2000 and 1999, respectively. The Company recorded deferred gains on the transactions of $79,638 and $63,647 for the years ended December 31, 2000 and 1999, respectively. The deferred gains are being recognized as revenues over the lives of the lease agreements. Deferred gain amortization on the sale and leaseback transactions was $12,730 and $9,294 for the years ended December 31, 2000 and 1999, respectively.

Note 5--Notes Payable

   At December 31, 1999, the Company had a line of credit agreement with a financial institution providing borrowings up to $50,000. During March 2000, the Company paid the balance in full.

   At December 31, 1999, the Company had a note payable of $13,000 to an unrelated individual. During 2000, the Company paid $1,000 of principal, and the balance of the note was converted to 93,333 shares of the Company's common stock.

   In August 1999, the Company borrowed $25,000 from a partnership consisting of three individuals who have also provided consulting services to the Company. The notes were converted to 171,765 shares of the Company's common stock in December 1999.

   Common stock issued in settlement of the notes payable was valued at fair value at the dates of conversion.

Note 6--Related Party Transactions

   Advances From Officers--The Company has borrowed and repaid, on a revolving basis, certain amounts from its two founders, who are also stockholders in the Company. Borrowings bear interest at an annual rate of 8%, are unsecured and due on demand.

   Deferred Officer Compensation--Since January 1, 1999, two of the Company's founders have agreed to defer a portion of their salaries, in order to preserve the Company's working capital. Deferred compensation does not bear interest and the founders have agreed not to require repayment until at least April 2002.

   Due To/From Related Parties--One of the Company's officers is a stockholder in three related companies, Ice Blast West, Inc., Ice Blast Service Company, Inc. and Cascadia Environmental, Inc. The Company has borrowed and repaid certain amounts, and advanced and collected certain amounts, on a

                           UNIVERSAL ICE BLAST, INC.

revolving basis, to these related companies. As of December 31, 2000 and 1999, amounts due from/to these related companies were as follows:

                                                                 2000    1999
                                                                ------- -------
     Due from Ice Blast Service Co., Inc....................... $28,492 $10,594
     Due from Cascadia Environmental, Inc......................     --    3,228
                                                                ------- -------
     Total due from related companies.......................... $28,492 $13,822
                                                                ======= =======
     Due to Ice Blast West, Inc................................ $15,658 $46,007
                                                                ======= =======

   During 2000, the Company issued 200,000 shares of common stock to two employees in exchange for the two employees assuming a note payable to Ice Blast West, Inc. of $30,000. In addition, included in accrued liabilities is a $30,000 accrued bonus to these employees for services provided. The Company anticipates paying the bonuses $10,000 per year beginning in 2001.

   During 2000, the Company granted 66,400 shares of common stock to an entity owned by a brother of an officer in the Company as payment for machine components used in the manufacture of the ice blast machines.

Note 7--Capital Leases and Commitments

   The Company leases its facilities and certain equipment under various capital and operating leases through May 2006. Future minimum lease payments required under non-cancelable capital and operating leases are as follows:

                                                            Capital   Operating
     Years Ending December 31,                               Leases    Leases
     -------------------------                              --------  ---------
     2001.................................................. $111,930  $ 49,098
     2002..................................................   93,789    57,025
     2003..................................................   72,725    56,086
     2004..................................................   39,165    57,028
     2005..................................................   20,947    59,312
     Thereafter............................................      --     20,028
                                                            --------  --------
       Total minimum lease payments........................  338,556  $298,577
                                                                      ========
     Less amount representing interest at the rates
      implicit in the leases...............................  (83,628)
                                                            --------
     Present value of minimum lease payments (includes
      current portion of $72,655).......................... $254,928
                                                            ========

   Rental expense on operating leases totaled $46,338 and $41,382 in 2000 and 1999, respectively.

Note 8--Common Stock

   During 2000 and 1999, the Company issued 3,021,750 and 2,117,280 shares of common stock, respectively, through private placements to accredited investors at a weighted average price of $0.16 per share in 2000 and $0.19 per share in 1999.

   During 2000 and 1999, the Company issued 509,161 and 103,330 shares of common stock, respectively, to certain employees, consultants, and a vendor for services and supplies provided (Note 6). The shares issued were valued at fair market value, on the dates of issuance, which averaged $0.15 per share in 2000 and $0.18

                           UNIVERSAL ICE BLAST, INC.

per share in 1999. The Company has recognized expense of approximately $74,100 and $18,500 in 2000 and 1999, respectively, for the goods and services received.

   During 2000 and 1999, the Company issued 293,333 and 171,765 shares of common stock, respectively, in settlement of notes payable (Notes 5 and 6). The average fair value of the shares issued was $0.14 per share in 2000 and $0.15 per share in 1999.

   Subsequent to December 31, 2000 the Company issued 1,124,334 shares of common stock through private placements at $0.15 per share, generating proceeds of $168,650.

Note 9--Stock Option Plan

   The Company has a stock option plan under which employees and consultants may be awarded incentive or nonstatutory stock options. The plan authorizes the grant of options for the purchase of up to 6 million shares of common stock. Under the plan, the option exercise price for incentive stock options may not be less than the fair market value of the Company's common stock at the date of grant as determined by the Board of Directors, but for nonstatutory stock options may be less than the fair market value of the Company's common stock. Options expire no later than ten years from the grant date, and vesting is established at the time of grant, with the vesting provisions specified in individual option agreements.

   During 2000, the Company granted stock options to an employee, which, based on the intrinsic value method, included a compensation element of $9,223. During 2000, the Company granted options to a consultant with a fair value of $8,218, estimated using the Black-Scholes option-pricing model. The compensation element of the options granted during 2000 has been recorded as additional paid-in capital and deferred compensation and is being amortized to expense over the vesting periods of the related options.

   Had the compensation cost for stock options granted to employees been determined using the fair value method, the proforma net loss would have increased by $9,552 to $732,289 for the year ended December 31, 2000, and by $22,117 to $783,216 for the year ended December 31, 1999.

   The fair value of the options granted was estimated to be $0.29 in 2000, using the Black-Scholes option-pricing model with the following assumptions on the date of grant: 0% dividend yield, 126% volatility, 0% forfeitures per year, risk-free interest rate of 7%, and expected lives of five to ten years.

   Stock option activity is as follows:

                                         Common Shares      Weighted
                                     ---------------------- Average
                                     Available    Options   Exercise   Options
                                     for Grant  Outstanding  Price   Exercisable
                                     ---------  ----------- -------- -----------
Balance, December 31, 1998.......... 3,120,000   2,880,000   $0.089   2,611,250
                                                                      =========
  Granted...........................       --          --    $  --
  Exercised.........................       --          --    $  --
  Forfeited.........................    28,125     (28,125)  $0.150
                                     ---------   ---------
Balance, December 31, 1999.......... 3,148,125   2,851,875   $0.079   2,748,750
                                                                      =========
  Granted...........................  (125,000)    125,000   $0.150
  Exercised.........................       --          --    $  --
  Forfeited.........................    79,166     (79,166)  $0.250
                                     ---------   ---------
Balance, December 31, 2000.......... 3,102,291   2,897,709   $0.086   2,872,709
                                     =========   =========            =========

                           UNIVERSAL ICE BLAST, INC.

   The following summarizes options outstanding at December 31, 2000:

                                                      Weighted
                                                      Average
                                                     Remaining
        Exercise            Number                  Contractual                  Number
         Price            Outstanding               Life (Years)               Exercisable
        --------          -----------               ------------               -----------
        $0.001             2,000,000                    0.67                    2,000,000
        $0.150               338,542                    3.38                      338,542
        $0.350               559,167                    2.82                      534,167
                           ---------                                            ---------
                           2,897,709                                            2,872,709
                           =========                                            =========

Note 10--Income Taxes

   At December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes totaling approximately $2,145,000, which are available to offset future federal taxable income, if any. The net operating loss carryforwards begin expiring in years after 2012.

   Deferred taxes are comprised of the following at December 31:

                                                             2000       1999
                                                           ---------  ---------
      Deferred tax assets
        Net operating loss carryforwards.................. $ 730,400  $ 516,800
        Other.............................................   109,800     51,500
                                                           ---------  ---------
        Gross deferred tax assets.........................   840,200    568,300
      Deferred tax liability
        Depreciation......................................   (52,100)   (23,000)
        Valuation allowance...............................  (788,100)  (545,300)
                                                           ---------  ---------
                                                           $     --   $     --
                                                           =========  =========

   A valuation allowance for the full amount of the net deferred tax asset has been recorded because realization in the near term is not reasonably assured. Because the corporation has never reported positive net income, and its deferred tax assets are completely offset by the valuation allowance, no provision for income taxes is included in its reported net loss.

   A reconciliation of the income tax benefit to the amount expected using the Federal statutory rate follows:

                                                2000             1999
                                            --------------   --------------
      Expected amount using Federal
       statutory rate...................... $ 245,700   34%  $ 258,800   34%
      Non-deductible items.................    (2,900)  (1%)    (3,000)  (1%)
      Increase in valuation allowance......  (242,800) (33%)  (255,800) (33%)
                                            ---------  ---   ---------  ---
                                            $     --   -- %  $     --   -- %
                                            =========  ===   =========  ===

                               INDEX TO EXHIBITS

Exhibit
  No.    Description
-------  -----------
 3.1     Articles of Incorporation

 3.2     Amended and Restated By-laws

10.1     Industrial Lease Agreement of Kirkland Commerce Center to Universal Ice Blast dated March 5, 2001

10.2     Universal Ice Blast, Inc. 1999 Stock Plan

21.1     Subsidiaries of the Company